EXHIBIT 3.5

PROMISSORY NOTE

FOR VALUE RECEIVED, Lucia Technologies, Inc., a Delaware Corporation, (the “Maker”) hereby promises to pay to the order of Oliphant, Inc., a Delaware Corporation (the “Payee”), the sum of Fifty Thousand ($50,000.00) Dollars (the “Principal Amount”).

1. Interest. This Note shall bear a simple interest rate of fourteen percent (14%) per annum (the “Interest Rate”).

2. Payments.

(a) The Promissory Note shall be paid as one balloon payment equal to Fifty Thousand Dollars ($50,000) plus any accrued interest (the “Payment”).

(b) The outstanding Principal Amount of this Note, together with all unpaid interest shall be payable to the Payee on or before August 29th, 2024 (the “Maturity Date”).

(c) Payments to the Payee shall be made by wire transfer of immediately available funds at one or more bank accounts designated by the Payee.

3. Prepayments. The Maker shall be entitled to prepay all or a portion of this Note at any time. Any partial prepayments of the Principal Amount of this Note shall be applied to the outstanding Installments then due, in the order of earliest maturing indebtedness.

4. Security. This promissory note shall be unsecured.

5. Penalty Interest. In the event that the Maker fails to make the Payment and pay the balance in full on the Maturity Date, the interest rate on the Note shall increase to nineteen percent (19%) per annum (the “Penalty Interest Rate”).

6. Miscellaneous.

              (a) This Promissory Note may only be changed, amended or modified by written instrument.

              (b) This Note is to be construed and enforced in all respects in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF, the Maker has caused these presents to be signed the day and year first above written.

Lucia Technologies, Inc.

By___________________________________

Colin Conway, CEO